SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
TAILORED BRANDS INC.
 (Name of Issuer)
Common Stock, par value $0.01 per share
 (Title of Class of Securities)
87403A107
 (CUSIP Number)
Michael J. Burry
c/o Scion Asset Management, LLC
20400 Stevens Creek Boulevard, Suite 840
Cupertino, California 95014
Telephone: (408) 441 8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. □

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87403A107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,502,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,502,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,502,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION ASSET PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,502,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,502,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,502,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCION CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,502,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,502,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,502,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL J. BURRY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,502,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,502,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,502,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

CUSIP No. 87403A107	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Tailored Brands, Inc., a Texas corporation (the “Company” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by Amendment No. 1 filed on December 13, 2019 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as specifically providedherein, this Amendment No. 2 does not modify any of the previous information reported in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein came from the general working capital of each of Master, Value and the SMA, and may include margin borrowing and proceeds from short sales. Positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $19,036,344, including commissions, was paid to acquire the Shares reported herein.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) Each of the Reporting Persons may be deemed to beneficially own 3,502,900 Shares, which equates to approximately 7.2% of the total number of Shares outstanding. This amount consists of (a) 2,195,037 Shares held for the account of Master, (b) 706,470 Shares held for the account of Value, and (c) 601,393 Shares held for the account of the SMA. The beneficial ownership percentages reported herein are based on 48,422,534 Shares outstanding as of November 29, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on December 12, 2019.

(b) Each of the Reporting Persons may be deemed to share voting and dispositive power over 3,502,900 Shares.

(c) Except for the transactions listed in Exhibit G hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit G	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 87403A107	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 18, 2020

SCION ASSET MANAGEMENT, LLC

By:	/s/ Michael J. Burry
Name: Michael J. Burry
Title: Chief Executive Officer

SCION ASSET PARTNERS, L.P.

By:	SCION CAPITAL GROUP, LLC, its general partner

By:	/s/ Michael J. Burry
Name: Michael J. Burry
Title: Managing Member

SCION CAPITAL GROUP, LLC

By:	/s/ Michael J. Burry
Name: Michael J. Burry
Title: Managing Member

MICHAEL J. BURRY

/s/ Michael J. Burry

CUSIP No. 87403A107	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT G

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)
Value	1/21/2020	Buy	8,617	$4.1723
Master	1/21/2020	Buy	28,724	$4.1723
SMA	1/21/2020	Buy	7,659	$4.1723
Value	1/22/2020	Buy	957	$4.3350
Master	1/22/2020	Buy	3,192	$4.3350
SMA	1/22/2020	Buy	851	$4.3350
Value	1/27/2020	Buy	361	$4.1500
Master	1/27/2020	Buy	1,202	$4.1500
SMA	1/27/2020	Buy	320	$4.1500
Value	1/29/2020	Buy	2,895	$4.2000
Master	1/29/2020	Buy	9,649	$4.2000
SMA	1/29/2020	Buy	2,573	$4.2000
Value	1/30/2020	Buy	1,532	$4.1500
Master	1/30/2020	Buy	5,106	$4.1500
SMA	1/30/2020	Buy	1,362	$4.1500
Value	2/4/2020	Sell	35,574	$3.8097
Master	2/4/2020	Sell	120,115	$3.8097
SMA	2/4/2020	Sell	31,640	$3.8097
Value	2/11/2020	Sell	25,669	$3.8094
Master	2/11/2020	Sell	86,672	$3.8094
SMA	2/11/2020	Sell	22,830	$3.8094
Value	2/12/2020	Sell	28,960	$3.9488
Master	2/12/2020	Sell	97,783	$3.9488
SMA	2/12/2020	Sell	25,757	$3.9488
Value	3/16/2020	Buy	76,000	$1.5677
Master	3/16/2020	Buy	255,560	$1.5677
SMA	3/16/2020	Buy	68,440	$1.5677
Value	3/18/2020	Buy	551	$1.2984
Master	3/18/2020	Buy	1,853	$1.2984
SMA	3/18/2020	Buy	496	$1.2984